SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUEST SOFTWARE, INC.

(Name of Subject Company - Issuer and Filing Person - Offeror)

Options to Purchase Common Stock

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number of Class of Securities)

Vincent C. Smith

Chief Executive Officer

Quest Software, Inc.

8001 Irvine Center Drive

Irvine, California 92618

Telephone: (949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

J. Michael Vaughn General Counsel and Secretary Quest Software, Inc. 8001 Irvine Center Drive Irvine, California 92618 Telephone: (949) 754-8830	Nancy H. Wojtas, Esq. Cooley Godward LLP Five Palo Alto Square, 3000 El Camino Real Palo Alto, California 94306-2155 Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This schedule and the attached exhibits (the “Materials”) relate to the announcement by Quest Software, Inc. (“Quest”) of the intention to undertake an exchange offer pursuant to which holders of certain options to purchase shares of Quest’s Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase shares of Quest Common Stock for each cancelled option (the “Exchange”).

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	June 18, 2003 email communication to employees announcing the intent to offer the Exchange.
99.2	Transcript of conversation between Vincent C. Smith, Chairman of the Board and Chief Executive Officer of Quest, and Charles Ramsey, Vice President of Worldwide Marketing of Quest, first broadcast to Quest employees via Quest intranet on June 18, 2003, announcing the intent to offer the Exchange.